Exhibit 1

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

NEWS RELEASE

TEEKAY LNG PARTNERS L.P. ANNOUNCES

PUBLIC OFFERING OF 3,000,000 COMMON UNITS

Hamilton, Bermuda, October 1, 2013 – Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it plans to offer 3,000,000 common units, which represent limited partner interests, in a public offering. Teekay LNG expects to grant the underwriters a 30-day option to purchase up to an additional 450,000 common units. The Partnership intends to use the net offering proceeds to partially fund its acquisition of a second LNG carrier newbuilding from Norway-based Awilco LNG ASA and for general Partnership purposes, which may include funding installment payments on future newbuilding deliveries and future vessel acquisitions. Pending the use of the proceeds, the Partnership intends to repay a portion of its outstanding debt under two of its revolving credit facilities.

Teekay LNG is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its fleet, including newbuildings, of 33 LNG carriers, 31 LPG carriers, including five-chartered in LPG carriers, 10 Suezmax-class crude oil tankers and one Handymax product tanker. The Partnership’s interests in these vessels range from 33 to 100 percent.

Teekay LNG’s common units trade on the New York Stock Exchange under the symbol “TGP”.

The joint book running managers for this offering are Citigroup, BofA Merrill Lynch, Credit Suisse, UBS Investment Bank, RBC Capital Markets, Raymond James and Wells Fargo Securities.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 800-831-9146); BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, e-mail: dg.prospectus_requests@baml.com; Credit Suisse, Attn: Prospectus Department, Eleven Madison Avenue, New York, New York 10010-3629, Tel: (800) 221-1037; UBS Investment Bank, Attn: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Tel: 888-827-7275; RBC Capital Markets Attn: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Tel: 877-822-4089; Raymond James, 880 Carillon Parkway, St. Petersburg, Florida 33716, Attn: Prospectus Department, Tel: 800-248-8863, e-mail: prospectus@raymondjames.com; or Wells Fargo Securities, 375 Park Avenue, New York, NY 10152, Attn: Equity Syndicate Dept., Tel: 1-800-326-5897, e-mail: cmclientsupport@wellsfargo.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements, which include statements regarding the proposed offering of common units and the use of proceeds from the proposed offering, involve risks and uncertainties that could cause the outcomes or results to be materially different.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

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